Exhibit 99.1

The Radoff-JEC Group Submits Non-Binding Proposal to Acquire Seer, Inc.

Proposal Provides Stockholders $2.25 per Share in Cash, a 33% Premium to the Most Recent Closing Price, as Well as Potential Additional Value from the Sale of Seer’s Assets via a Contingent Value Right

Proposal Provides Seer Stockholders Immediate and Significant Value While Avoiding Further Value Destruction from Continued Abysmal Operating Results

Nominates Three Highly Qualified Director Candidates – Howard H. Berman, Joshua S. Horowitz and Luis E. Rinaldini – for Election at Upcoming Annual Meeting

HOUSTON, TX – (BUSINESS WIRE) – Bradley L. Radoff and Michael Torok (together with certain of their affiliates, the “Radoff-JEC Group”), who collectively own approximately 7.6% of the outstanding shares of Seer, Inc. (NASDAQ: SEER) (“Seer” or the “Company”), today submitted the following non-binding proposal to acquire the Company for $2.25 per share in cash plus a contingent value right, and also nominated Howard H. Berman, Joshua S. Horowitz and Luis E. Rinaldini for election to the Board of Directors at the Company’s upcoming 2026 annual meeting of stockholders.

***

April 13, 2026

Seer, Inc.

3800 Bridge Parkway, Suite 102

Redwood City, California 94065

Attn: Board of Directors

Dear Members of the Board,

As you are aware, Bradley L. Radoff and Michael Torok (together with certain of their affiliates, the “Radoff-JEC Group” or “we”) are significant stockholders of Seer, Inc. (“Seer” or the “Company”), collectively owning approximately 7.6% of the Company’s outstanding shares.

We are pleased to submit this non-binding proposal to Seer’s Board of Directors (the “Board”) to acquire 100% of the equity of the Company for $2.25 per share in cash, which represents an immediate 33% premium to the Company’s most recent closing price, plus a contingent value right (“CVR”) representing the right for stockholders to receive 80% of the net proceeds received from any license, sale or other disposition of Seer’s business and assets, including PrognomiQ.

Our proposal is subject to limited confirmatory due diligence and is based on the availability of at least $215 million of net cash and cash equivalents at closing. Together with binding acquisition documents, we are prepared to provide the Company with a substantial non-performance fee to give the Board and fellow stockholders assurance that we will complete the acquisition of Seer on the agreed-upon terms and conditions. We are ready to move forward and close expeditiously – our proposal is not subject to any financing conditions.

Since Seer’s initial public offering in December 2020 and under the continuing leadership of Co-Founder, Board Chair and CEO Omid Farokhzad, M.D., the Company has failed stockholders with a nearly 97% share price decline to $1.69 per share.1 This abysmal share price performance is consistent with the results Dr. Farokhzad has produced at other companies: Bind Therapeutics (filed for Chapter 11 bankruptcy protection), Selecta Biosciences (share price declined 95% between its IPO and its merger with Cartesian Therapeutics), and Senti Biosciences (share price currently down 99% since its IPO in 2021).

1 FactSet. Share price decline from December 4, 2020 through April 10, 2026.

Under Dr. Farokhzad’s leadership from 2022 to 2025, the Company’s revenue growth has been negligible despite over $160 million of cash (nearly $3.00 per share) invested in the business. On February 26, 2026, the Company issued guidance for 2026 and the midpoint of the revenue range implies only 3% growth or roughly $400,000 in incremental revenue compared to the previous year.2 The 2026 cash burn to achieve that incremental $400,000 in revenue is expected to exceed $40 million.

Between Seer’s consistent lack of revenue growth, astronomical operating losses, forward guidance for more of the same dismal results, and the increasing competitive and other pressures in its industry, we do not believe Seer will succeed as a public company, particularly under the stewardship of the current leadership team. The Board’s behavior supports our view that Seer will not succeed absent new leadership – no Board member has purchased Seer shares despite the shares trading at a massive discount to the Company’s cash balance for over two years now.

Notably, on March 12, 2026, we met with two members of the Board and in that meeting they requested our suggestions for specific actions the Board should take to reverse the multiyear decline in the share price and address substantial issues facing Seer. Despite promising immediate feedback and engagement to improve the Company, the Board has not responded to our suggestions, which included a large tender offer to retire stock, an immediate and significant operating cost reduction, separation of the Chair and CEO roles in accordance with best corporate governance practices, and revoking the equity grants made to Dr. Farokhzad and CFO David Horn at share prices below net cash per share.

The Board’s eagerness to hastily enact a seemingly unlawful poison pill,3 which we believe was aimed at restricting our ownership and limiting our influence, coupled with the Board’s unwillingness to engage in constructive dialogue reinforces our view that the long-standing issues at Seer result from passive and conflicted directors enabling Dr. Farokhzad’s mismanagement of the Company and destruction of stockholder value. Given that Seer is (at least) the fourth company where Dr. Farokhzad’s leadership has resulted in the complete annihilation of stockholder value, we have also nominated three highly qualified and independent directors – Howard H. Berman, Joshua S. Horowitz and Luis E. Rinaldini – for election to the Board at the upcoming annual meeting. In the absence of a sale of the Company, we believe immediate Board and management change is necessary to stem the tide of losses and ensure that the Company is run with the best interests of stockholders, the true owners of the Company, in mind.

To be clear, we believe our proposed transaction to acquire Seer is in the best interest of all stockholders. Our proposal would provide stockholders with immediate cash liquidity at a significant premium to the current share price. Furthermore, we believe the proposed CVR structure has the potential to provide stockholders with considerable additional value as we diligently and expeditiously seek to monetize Seer’s assets. We are certain that we have the expertise and resources to successfully monetize the Company’s assets for the benefit of all stockholders.

Baker Botts L.L.P. and Olshan Frome Wolosky LLP are acting as our legal advisors and we are prepared to complete due diligence and negotiate a definitive merger agreement by April 30, 2026.

2 The Company’s Q4 and full-year 2025 earnings release dated February 26, 2026.

3 On March 13, 2026, the Company amended its Tax Benefit Preservation Plan, dated as of February 26, 2026 (the “Poison Pill”), to moot a stockholder’s challenge to the Poison Pill in the Delaware Court of Chancery.

We expect that the Board will promptly meet with us and seriously consider our proposal. We look forward to receiving a response regarding the Board’s willingness and availability to discuss our proposal no later than 5:00pm ET on April 22, 2026, at which point our offer will expire.

Sincerely,

Bradley L. Radoff and Michael Torok

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Bradley L. Radoff and Michael Torok, together with the other participants named herein (collectively, the “Radoff-JEC Group”), intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly qualified director nominees at the 2026 annual meeting of stockholders of Seer, Inc., a Delaware corporation (the “Company”).

THE RADOFF-JEC GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be The Radoff Family Foundation (“Radoff Foundation”), Bradley L. Radoff, JEC II Associates, LLC (“JEC II”), The MOS Trust (“MOS Trust”), MOS PTC, LLC (“MOS PTC”), Michael Torok, Howard H. Berman, Joshua S. Horowitz and Luis E. Rinaldini.

As of the date hereof, Radoff Foundation directly beneficially owns 500,000 shares of Class A Common Stock, par value $0.00001 per share, of the Company (“Common Stock”). As of the date hereof, Mr. Radoff directly beneficially owns 2,110,232 shares of Common Stock. Mr. Radoff, as a director of Radoff Foundation, may be deemed to beneficially own the 500,000 shares of Common Stock directly beneficially owned by Radoff Foundation, which, together with the 2,110,232 shares of Common Stock he directly beneficially owns, constitutes an aggregate of 2,610,232 shares of Common Stock beneficially owned by Mr. Radoff. As of the date hereof, JEC II directly beneficially owns 1,167,296 shares of Common Stock. As of the date hereof, MOS Trust directly beneficially owns 215,000 shares of Common Stock. MOS PTC, as the trustee of MOS Trust, may be deemed to beneficially own the 215,000 shares of Common Stock directly beneficially owned by MOS Trust. As of the date hereof, Mr. Torok directly beneficially owns 285,000 shares of Common Stock. Mr. Torok, as the Manager of JEC II and a Manager of MOS PTC, may be deemed to beneficially own the 1,382,296 shares of Common Stock directly beneficially owned in the aggregate by JEC II and MOS Trust, which, together with the 285,000 shares of Common Stock he directly beneficially owns, constitutes an aggregate of 1,667,296 shares of Common Stock beneficially owned by Mr. Torok. As of the date hereof, each of Dr. Berman and Messrs. Horowitz and Rinaldini does not beneficially own any shares of Common Stock.

Contacts

Greg Lempel

greg@fondrenlp.com